September 27, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs Maryse Mills-Apenteng Gabriel Eckstein Kathleen Collins Eiko Yaoita Pyles

Re:	Nutanix, Inc. Registration Statement on Form S-1 File No. 333-208711

Acceleration Request

Requested Date:     September 29, 2016

Requested Time:    4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Nutanix, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Mark B. Baudler at (650) 320-4597.

In connection with the acceleration request, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

Securities and Exchange Commission

September 27, 2016

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

* * * *

Sincerely,

NUTANIX, INC.

By:	/s/ Dheeraj Pandey
Dheeraj Pandey
Chief Executive Officer

cc:

Duston Williams, Nutanix, Inc.

Kenneth Long, Nutanix, Inc.

Eric Whitaker, Nutanix, Inc.

Mark B. Baudler, Wilson Sonsini Goodrich & Rosati, P.C.

Jeffrey D. Saper, Wilson Sonsini Goodrich & Rosati, P.C.

Andrew D. Hoffman, Wilson Sonsini Goodrich & Rosati, P.C.

Jeffrey R. Vetter, Fenwick & West LLP

James D. Evans, Fenwick & West LLP

Ran D. Ben-Tzur, Fenwick & West LLP

Previn Waas, Deloitte & Touche LLP